Exhibit 99.75

January 11, 2024

Mr Paul Murphy

Chairman of Audit Committee

Collective Mining Ltd.

2100-40 King Street West

Toronto ON M5H 3C2

Enclosed is our response to the change of auditor notice dated January 11, 2024 in accordance with National Instrument 51-102. We understand that this letter will be reviewed and approved by the Audit Committee or Board of Directors, filed with the applicable securities regulatory authorities and included in the information circular accompanying the notice of any meeting of shareholders at which action is to be taken concerning a change in auditor.

Yours very truly,

Chartered Professional Accountants, Licenced Public Accountants

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, ca_toronto_18_york_fax@pwc.com, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

January 11, 2024

TO: Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial and Consumer Affairs Authority

The Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities Northwest Territories

Office of the Yukon Superintendent of Securities

Nunavut Securities Office

We have read the statements made by Collective Mining Ltd.in the attached copy of change of auditor notice dated January 11, 2024, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated January 11, 2024.

Yours very truly,

Chartered Professional Accountants,Licenced Public Accountants

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, ca_toronto_18_york_fax@pwc.com, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.